SECU[illegible] ISSION

13011712

SEC Mail Processing Section
FEB 25 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Services Of New England

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 Fowler Road
(No. and Street)

Orrington | Maine | 04474
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Scott Pelletier
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

11 DeBeck Drive | Holden | Maine | 04429
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/27/13

OATH OR AFFIRMATION

I, Scott Pelletier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Services of New England, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott Pelletier
Signature

General Partner
Title

Notary Public

My Commission Expires September 23, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Services of New England
REPORT ON FINANCIAL STATEMENTS
(with supplemental material)
For the Year Ended December 31, 2012

CONTENTS

WILLIAMS & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

11 DeBECK DRIVE • HOLDEN, MAINE 04429 • TEL (207) 941-9810 • FAX (207) 941-9432

INDEPENDENT AUDITORS' REPORT

To The Partners
Financial Services of New England

We have audited the accompanying financial statements of Financial Services of New England (a partnership) which comprise the balance sheet as of December 31, 2012, and the related statement of income and partners' capital, and cash flows for the year then ended, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services of New England as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information (Schedules, 1 through 3) is presented for purposes of additional analysis and is information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams & Associates, P.A.

Williams & Associates, P.A.
Holden, ME 04429
February 15, 2013

Financial Services of New England
BALANCE SHEET
Year Ended December 31, 2012

ASSETS

CURRENT ASSETS	
Cash	$ 11,273
Accounts receivable	1,050
Total Current Assets	12,323
EQUIPMENT	
Equipment	9,443
Less accumulated depreciation	(9,443)
Total Equipment	0
ORGANIZATIONAL COSTS	
Organizational costs	550
Less accumulated amortization	(550)
Total Organizational Costs	0
TOTAL ASSETS	$ 12,323

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES	
Accrued commissions	630
Total Current Liabilities	630
Total Liabilities	630
EQUITY	
Partners' capital	11,693
Total Equity	11,693
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 12,323

See accompanying notes to the financial statements.

Financial Services of New England
STATEMENT OF INCOME AND PARTNERS' CAPITAL
Year Ended December 31, 2012

INCOME	
Commissions	$ 76,662
Total Income	76,662
OPERATING EXPENSES	
Bank service charges	325
Commissions	57,697
Dues and subscriptions	1,525
Insurance	691
Licenses and fees	385
Office expense	378
Rent	2,145
Supplies	292
Telephone	3,644
Legal and accounting	5,646
Total Operating Expenses	72,728
OPERATING INCOME (LOSS)	3,934
NONOPERATING ITEMS	
Interest income	2
Total Nonoperating Items	2
NET INCOME (LOSS)	3,936
PARTNERS' CAPITAL, BEGINNING OF YEAR	7,757
PARTNERS' CAPITAL, END OF YEAR	$ 11,693

See accompanying notes to the financial statements.

Financial Services of New England
STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,936
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in accounts receivable	(1,050)
Increase in accrued commissions	630
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,516
NET INCREASE IN CASH	3,516
CASH AT BEGINNING OF YEAR	7,757
CASH AT END OF YEAR	$ 11,273

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Services of New England (the Company) was founded on January 1, 1994 and commenced operations in January 1994 as a proprietorship. The Company is a broker primarily in securities of registered investment companies and, therefore, does not hold securities or maintain any customer accounts. The Company is a registered broker under the Security Exchange Act of 1934 and is a member of FINRA (Financial Industry Regulatory Authority, Inc.). On January 1, 1995 the Company, with NASD approval became a partnership. The new partnership, comprised of Mr. Scott Pelletier and Mr. Gary Tourtillotte equally, maintained the same books, records, and beginning account balances as the ending balance of the proprietorship.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Method of Accounting

Financial Services of New England utilizes the accrual method of accounting. Commission revenues are recorded on a trade date basis.

Equipment

Equipment is stated at cost. Assets are depreciated on a straight-line basis over a five year period.

Federal Income Taxes

The partnership is not a taxpaying entity for Federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the partnership is taxed to the partners in their individual returns.

Advertising

The Partnership expenses advertising costs as they are incurred. Advertising expense for the year-end December 2012 was $0.

Subsequent Events

Subsequent events have been evaluated through February 15, 2013, which is the date the financial statements were available to be issued.

Financial Services of New England
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
SCHEDULE 1
For Year Ended December 31, 2012

CREDITS	
Partners' capital	$ 11,693
Total Credits	11,693
DEBITS	
Nonallowable Assets:	
None	0
Total Debits	0
Net Capital	11,693
MINIMUM NET CAPITAL-THE GREATER OF 12 1/2% OF AGGREGATE INDEBTEDNESS OF $0 or $5,000	5,000
Excess Net Capital	$ 6,693
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 to 1
AGGREGATE INDEBTEDNESS	
None	$ 0
Total Aggregate Indebtedness	$ 0

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 IIA filing with the computation included in this report.

Financial Services of New England

RECONCILIATION OF COMPUTATION OF NET CAPITAL TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT

SCHEDULE 2

For Year Ended December 31, 2012

Net Capital as Reported in Company's December 31, 2012 Unaudited Filing of Part IIA of Form X-17A-5	$	11,273
Net Audit Adjustments		420
Net Capital as Reported on Schedule 1 Of the Additional Information	$	11,693

Financial Services of New England
STATEMENT REGARDING RULE 15c3-3
SCHEDULE 3
For year ended December 31, 2012

The company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K) (1) (ii) of that Rule.

WILLIAMS & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
11 DeBECK DRIVE • HOLDEN, MAINE 04429 • TEL (207) 941-9810 • FAX (207) 941-9432

INDEPENDENT AUDITORS' REPORT ON MATERIAL INADEQUACIES

To the Partners
Financial Services of New England

We have audited the accompanying balance sheet of Financial Services of New England (a partnership) as of December 31, 2012, and the related statements of income, partners' capital and cash flows for the year then ended and have issued our report on them dated February 15, 2013. We conducted our audit in accordance with auditing standards generally accepted in the United States of America.

Material Inadequacies

In planning and performing our audit and pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d), we considered whether any material inadequacies existed or were found to exist since the date of the previous audit. The audit did not disclose any material inadequacies.

This report is intended solely for the information and use of the Partners, the SEC and other regulatory organizations of which the Partnership is a member.

Williams & Associates, P.A.

Williams & Associates, P.A.
Holden, Maine
February 15, 2013